Exhibit 99.2

Privileged & Confidential

Execution Version

GOVERNANCE AGREEMENT

This GOVERNANCE AGREEMENT (this “Agreement”), dated as of December 24, 2023, and effective as of the Closing Date, is entered into by and among the persons whose names are listed in Schedule A (the “Initial Glazer Parties”), Trawlers Limited (“Trawlers”) and Manchester United plc, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” and together with the Glazer Parties and Trawlers Parties, the “Parties”, and each, a “Party”). Unless otherwise specified herein, all capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in that certain Transaction Agreement, dated as of the date hereof, by and among the original Parties hereto (as may be amended or supplemented from time to time, the “Transaction Agreement”).

WHEREAS, the Parties wish to enter into this Agreement for the purposes of regulating certain relationships of the Parties, regulating certain aspects of the management and affairs of the Group Companies, and imposing certain restrictions on the Class A Ordinary Shares and the Class B Ordinary Shares held by the Glazer Parties and the Trawlers Parties, in each case from and after the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

Article I
DEFINITIONS

1.1           As used in this Agreement, the following terms have the following meanings:

“Accessing Shareholder” has the meaning given in Section 3.5(a).

“Agreement” has the meaning given in the Preamble.

“Change of Control” means (i) any Person, but excluding for purposes of determining any such group, the Glazer Parties or any of their Affiliates, directly or indirectly having beneficial ownership of more than fifty per cent. (50%) of the Voting Power of the Company and (ii) the Glazer Parties ceasing to have direct or indirect beneficial ownership of more than fifty per cent. (50%) of the Voting Power of the Company.

“Change of Control Transaction” means (i) any Full Sale or (ii) any transaction or series of related transactions resulting in a Change of Control.

“Combined Glazer Voting Power” means the total Voting Power of the Company of all Glazer Parties.

“Committees” has the meaning given in Section 3.2.

“Company” has the meaning given in the Preamble.

“Company Percentage Ownership” means in respect of any Shareholder, the percentage determined by the quotient of (a) the number of Company Ordinary Shares held by such Shareholder divided by (b) the total number of Company Ordinary Shares issued and outstanding, in each case, at the time of such determination.

“Drag Terms of Purchase” has the meaning given in Section 7.1(b).

“FSMA” means the Financial Services and Markets Act 2000 (references to FSMA being read, as appropriate, with the FSMA (Controllers) (Exemption) Order 2009).

“FIFA Rules and Regulations” means any and all statutes, rules, regulations, directives, agreements, codes of practice and/or equivalent of FIFA as in effect from time to time.

“Football Governing Body” means any of FIFA, UEFA, the Football Association, the Premier League and/or any other relevant and competent regulatory authority, governing body, union, organization, administrator, body or authority of any football league or football competition (whether nationally or internationally) in which the Club may participate or which is responsible from time to time for the regulation and governance of the Club.

“Football Governing Body Rules and Regulations” means any and all statutes, rules, regulations, directives, agreements, codes of practice and/or equivalent of any Football Governing Body as in effect from time to time with which the Club is obliged or required to comply from time to time (including the PL Rules, FA Rules, WSL Rules, UEFA Rules and Regulations and FIFA Rules and Regulations).

“Full Sale” means any transaction or series of related transactions involving (i) any acquisition or purchase by any Person, directly or indirectly, of one hundred per cent. (100%) of the outstanding shares of the Company, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Person beneficially owning one hundred per cent. (100%) of the outstanding shares of the Company (in each case, subject to any rollover permitted pursuant to Section 7.1(b)), (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of the other Group Companies, the business of which constitutes all or substantially all of the consolidated revenues, net income or assets of the Group Companies, (iii) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of all or substantially all of the consolidated assets of the Group Companies or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of the other Group Companies, the business of which constitutes all of substantially all the consolidated revenues, net income or assets of the Company.

“Glazer Party” means each of the Initial Glazer Parties, any Glazer Party Permitted Transferee or any Permitted Glazer Holder.

“Glazer Parties’ Majority” means the Glazer Parties representing more than fifty per ( 50%) of the Combined Glazer Voting Power. For example, if the Glazer Parties held one-hundred (100) Class B Ordinary Shares (representing 1,000 total votes) and one-hundred (100) Class A Ordinary Shares (representing 100 total votes), an action taken by the Glazer Parties’ Majority would require a written consent or approval of the Glazer Parties holding Company Ordinary Shares representing at least 551 total votes.

“Glazer Party Permitted Transferee” has the meaning given in Section 5.1(a)(v).

“Glazer Siblings” means Avram Glazer, Joel M. Glazer, Kevin Glazer, Bryan G. Glazer, Darcie S. Glazer and Edward S. Glazer.

“Group Companies” means, collectively, the Company and each of its Subsidiaries.

“holding” means, with respect to any Person, the aggregate number of Company Ordinary Shares that such Person beneficially owns or controls, directly or indirectly, as of the relevant date of determination. For the avoidance of doubt, no Company Ordinary Shares “held” by a Glazer Party shall be included in the calculation of Company Ordinary Shares held by the Trawlers Parties and vice versa.

“Initial Glazer Parties” has the meaning given in the Preamble.

“Investor” means Sir James A Ratcliffe.

“Majority Holder” means, as of an applicable time, (i) the Glazer Parties, for so long as the Glazer Parties hold more than fifty per cent. (50%) of the Voting Power of the Company in the aggregate (which, for the avoidance of doubt shall exclude the Voting Power of the Company of any Company Ordinary Shares held by any Trawlers Party) or (ii) the Trawlers Parties, for so long as the Trawlers Parties hold more than fifty per cent. (50%) of the Voting Power of the Company in the aggregate (which, for the avoidance of doubt shall exclude the Voting Power of the Company of any Company Ordinary Shares held by any Glazer Party). For clarity, it is possible that neither the Glazer Parties nor the Trawlers Parties will be a “Majority Holder” as of an applicable time of determination.

“Minority Holder” means, as of an applicable time, (i) if the Trawlers Parties are the Majority Holder, the Glazer Parties, (ii) if the Glazer Parties are the Majority Holder, the Trawlers Parties and (iii) if neither the Glazer Parties nor the Trawlers Parties are the Majority Holder, both the Glazer Parties and the Trawlers Parties.

“Offered Shares” has the meaning given in Section 6.1.

“Party” has the meaning given in the Preamble.

“Permitted Issuance” means an issuance of Class A Ordinary Shares (i) as a result of the exercise, conversion or exchange of any securities that have the right to become shares or other securities of the Company, (ii) to the Company’s officers, directors, employees or consultants or other service providers under any employment arrangement or bona fide approved plan that grants them such securities as compensation or incentive, (iii) on a pro rata basis as a dividend or distribution on, or in connection with, a split or recapitalization or similar reorganization transaction or (iv) as part of a valid agreement with a bona fide Third Party in consideration for the acquisition from Third Party of assets, shares, securities, an undertaking or a business.

“Permitted Glazer Holder” has the meaning given in Section 5.1(a)(v).

“Permitted Trawlers Holder” has the meaning given in Section 5.2(a)(iv).

“Premier League” means The Football Association Premier League Limited, a company incorporated in England and Wales with registered number 02719699 whose registered office is at Brunel Building, 57 North Wharf Road, London, United Kingdom, W2 1HQ and any successor or replacement body from time to time.

“Prohibited Person” means any Person who, at the relevant time, is, a Sanctioned Entity.

“Relevant Situation” has the meaning given in Section 3.3(d).

“ROFO Acceptance” has the meaning given in Section 6.3.

“ROFO Acceptance Period” has the meaning given in Section 6.3.

“ROFO Closing Date” means in respect of a transaction in which the aggregate consideration offered by the ROFO Purchaser is:

(i)	less than $300 million, the thirtieth (30th) day following the execution of the applicable ROFO Transaction Agreement;

(ii)	more than or equal to $300 million and less than $500mm, the ninetieth (90th) day following the execution of the applicable ROFO Transaction Agreement; and

(iii)	more than or equal to $500 million, the one-hundred-twentieth (120th) day following the execution of the applicable ROFO Transaction Agreement.

“ROFO Contract Date” has the meaning given in Section 6.5(c).

“ROFO Contract Period” has the meaning given in Section 6.5(c).

“ROFO Notice” has the meaning given in Section 6.2.

“ROFO Period” has the meaning given in Section 6.2.

“ROFO Purchaser” means if the ROFO Seller is (i) a Glazer Party or Glazer Parties, the Trawlers Parties’ Representative or (ii) a Trawlers Party or Trawlers Parties, the Glazer Parties’ Majority.

“ROFO Rejection” has the meaning given in Section 6.3.

“ROFO Seller” has the meaning given in Section 6.1.

“ROFO Tranche” has the meaning given in Section 6.5(b).

“ROFO Transaction Agreement” has the meaning given in Section 6.4.

“Sanction” means any sanction, official embargo measures or any 'specially designated nationals' or 'blocked persons' lists, or any equivalent lists maintained and imposed from time to time by the United Nations, the European Union, Switzerland, the United Kingdom, or (in each case) its regulatory body or bodies enforcing economic and trade sanctions legislation, or of or by the United States Department of Treasury (Office of Foreign Assets Control).

“Sanctioned Entity” means any entity, individual, corporation, company, association or government, who or which is subject to a Sanction.

“Shareholder” means each of (i) collectively, the Glazer Parties and (ii) collectively, the Trawlers Parties.

“Tag Along Notice” has the meaning given in Section 7.2(a).

“Tag Along Participation Notice” has the meaning given in Section 7.2(b).

“Tag Terms of Purchase” has the meaning given in Section 7.2(a).

“Tagging Seller” has the meaning given in Section 7.2(a).

“Terms of Purchase” has the meaning given in Section 7.2(a).

“Transaction Agreement” has the meaning given in the Preamble.

“Transfer” means directly or indirectly, any sale, assignment, transfer, exchange, gift, bequest, pledge, mortgage, charge, hypothecation or other disposition or encumbrance of such share or any legal or beneficial interest in such share, in whole or in part, whether or not for value and whether voluntary or involuntary or by operation of Applicable Law (including any synthetic transfer of ownership, a transfer to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over such Company Ordinary Share by proxy or otherwise), or taking any action or proposing or agreeing to any action to enter into a transaction which is intended to effect any of the foregoing; provided, however, that (a) the following shall not be considered a “Transfer”: (i) entering into a voting or support agreement (with or without granting a proxy) in connection with (1) any merger, consolidation or other business combination of the Company that has been approved by the Company Board, whether effectuated through one transaction or series of related transactions (including a tender offer followed by a merger) or (2) a Change of Control Transaction; provided, in each case, that such voting or support agreement does not prevent the Shareholder entering into such agreement from complying with the terms of this Agreement; (ii) the grant of a proxy to officers or directors of the Company at the request of the Company Board in connection with actions to be taken at a general or special meeting, (iii) the pledge of shares of the Company by a shareholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as such shareholder continues to exercise Voting Control (excluding forfeiture or similar customary provisions in pledge arrangements) over such pledged shares and such pledged shares are not transferred to or registered in the name of the pledgee; provided, however, that a foreclosure on such shares by the pledgee shall constitute a “Transfer”; (iv) the fact that the spouse or domestic partner of any holder of Class B Ordinary Share or Class A Ordinary Shares possesses or obtains an interest in such holder’s shares of Class A Ordinary Shares or Class B Ordinary Shares, arising solely by reason of the application of the community property laws of any jurisdiction; (v) Transfers of Class A Ordinary Shares as charitable donations or distributions that are consistent with the Shareholder’s and/or the immediate family of such Shareholder’s bona fide estate planning purposes; or (vi) Transfers upon the death of any Shareholder to such Shareholders’ heirs, executors or administrators or to a trust under such Shareholder’s will, or between such Shareholder and such Shareholder’s guardian or conservator; provided, that (A) following the transfer of Company Ordinary Shares pursuant to (v) or (vi), the transferee executes a joinder to this Agreement agreeing to be bound by the terms and conditions applicable to the transferor of such Company Ordinary Shares; and (B) if such Company Ordinary Shares are transferred by a Glazer Party, the transferee agrees to be bound by the provisions of this Agreement applicable to Glazer Party Permitted Transferees (including those in Section 5.1(a)(v)(A)-(C)) and, if such Company Ordinary Shares are transferred by a Trawlers Party, the transferee agrees to be bound by the provisions of this Agreement applicable to Trawlers Permitted Transferees (including those in Section 5.2(a)(iv)(A)-(C)).

“Transfer Notice” has the meaning given in Section 6.1.

“Trawlers” has the meaning given in the Preamble.

“Trawlers Affiliates” means (i) Trawlers and (ii) any Person in the INEOS Group.

“Trawlers Parties’ Representative” means Rob Nevin, or such other person who reports (directly or indirectly) to the Investor, as selected by Trawlers Parties acting by majority vote based on the Voting Power of the Company held by each Trawlers Party.

“Trawlers Party” means each of Trawlers, the Investor, Andrew Currie, John Reece, any Permitted Trawlers Holder and any Trawlers Permitted Transferee.

“Trawlers Permitted Transferee” has the meaning given in Section 5.2(a)(iv).

“UEFA Rules and Regulations” means any and all statutes, rules, regulations, directives, agreements, codes of practice and/or equivalent of UEFA as in effect from time to time, including the UEFA Club Licensing and Financial Sustainability Regulations (Edition 2023), the UEFA Club Licensing and Financial Fair Play Regulations (Edition 2018), Regulations of the UEFA Champions League, Regulations of the UEFA Europa League and Regulations of the UEFA Europa Conference League, in each case, including any addendums and replacements thereto and as amended from time to time.

“Voting Control” means the exclusive power (whether directly or indirectly) to vote or direct the voting of a Company Ordinary Share or other relevant security by proxy, voting agreement or otherwise (it being understood that a voting commitment without a grant of irrevocable proxy to vote on specified matters will not constitute a Transfer of “exclusive power” to vote or direct the voting of such Company Ordinary Share).

“Voting Power of the Company” means the aggregate voting power of any Company Ordinary Shares held by the applicable Person pursuant to the Amended Articles (but without regard to Article 15 therein).

Article II
REDEVELOPMENT OF OLD TRAFFORD

2.1           The Company agrees as of the date hereof that the amounts invested by the Trawlers Parties pursuant to the Transaction Agreement into the Company are intended to be part of the funds that will be available for the purposes of redevelopment and renovation of the football stadium at Old Trafford, but may be applied, before such amounts are required for these purposes, in the Group Companies’ ordinary course of business.

Article III
DIRECTOR APPOINTMENTS AND GOVERNANCE

3.1            Board Composition. The Parties agree that:

(a)            the Minority Holder(s) (acting in accordance with Section 10.7(c)) shall have the right to nominate for election to the Company Board:

(i)            for so long as it has Company Percentage Ownership of at least fifteen per cent. (15%), up to two (2) members of the Company Board, and, in the case of the Trawlers Parties (unless the Trawlers Parties are the Majority Holder), such designees must not be considered a United States citizen or resident (as defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act); and

(ii)            for so long as it has Company Percentage Ownership of at least ten per cent. (10%) but less than fifteen per cent. (15%), up to one (1) member of the Company Board and, in the case of the Trawlers Parties (unless the Trawlers Parties are the Majority Holder), such designee must not be considered a United States citizen or resident (as defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act);

(b)            the Majority Holder (if any) (acting in accordance with Section 10.7(c)) shall have the right to nominate for election the remaining members of the Company Board and determine the size of the Company Board (subject to the requirements of Section 3.1(a));

(c)            for so long as a Shareholder has nomination rights pursuant to Sections 3.1(a) or 3.1(b) above, (i) the Company agrees that it shall nominate for election at its annual meeting of shareholder each such Person designated by the Majority Holder or the Minority Holder (and shall recommend, support and solicit proxies for the election of each such Person, in the same manner as it recommends, supports and solicits proxies for the election of the Company’s other director nominees) and (ii) each of the Shareholders shall vote in favor of the nominee or nominees of the other Shareholder(s);

(d)            the Minority Holder(s) (acting in accordance with Section 10.7(c)) shall have the right to appoint:

(i)            two (2) members of the Board of Directors of each Subsidiary of the Company (each a “Subsidiary Board” and together with the Company Board, a “Board”); and

(ii)            for so long as it has Company Percentage Ownership of at least ten per cent. (10%) but less than fifteen per cent. (15%), up to one (1) member of each Subsidiary Board, and the Company shall procure the appointment of such member(s); and

(e)            the Majority Holder (if any) (acting in accordance with Section 10.7(c)) shall have the right to nominate for election the remaining members of all Subsidiary Boards and determine the size of such Subsidiary Boards (subject to the requirements of Section 3.1(d)).

3.2           Committee Composition. To the extent permitted by Applicable Law, for so long as a Minority Holder has the right to appoint a director pursuant to Section 3.1, the Company shall, except as otherwise provided in this Agreement, at the written request of a Minority Holder (acting in accordance with Section 10.7(c)), take all necessary action to cause each committee of any board of the Company (other than the audit committee of the Company Board) (the “Committees”) to include at least one designee of such Minority Holder.

3.3            Appointment and Removal of Directors and Committee Designees

(a)            Subject to Section 3.3(d), each Shareholder that is entitled to appoint a director pursuant to Section 3.1 or designee pursuant to Section 3.2 may appoint such a director or designee and remove or replace that director or designee by providing notice in writing to the Company (with a copy of such notice being provided substantially contemporaneously, and for information purposes only, to the other Shareholder). Upon such notice, the non-appointing Shareholder and, subject to Applicable Law, the Company (and the relevant Group Company, as appropriate) shall take all actions (including, where necessary, voting their Company Ordinary Shares, passing board resolutions or providing additional notice in writing) to cause such director or designee to take and be maintained in office or remove or replace such director(s) or designee(s) from time to time.

(b)            In the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal of a director or designee appointed by a Shareholder, such Shareholder may designate another individual as its designee to either fill the applicable vacancy, and the non-appointing Shareholder and, subject to Applicable Law, the Company shall take all necessary action within its control so that each replacement is appointed and elected to the applicable Board or Committee in accordance with the provisions of the Amended Articles at such time.

(c)            In the event that the number of directors or designees that a Shareholder has the right to appoint pursuant to Section 3.1 and Section 3.2 is reduced, such Shareholder shall be required to promptly cause the resignation of such number of directors or designees as is required to result in the number of directors on any Board or designees on any Committee that are appointed by such Shareholder to be equal to the number of directors or designees that such Shareholder is entitled to appoint following such change.

(d)            Notwithstanding anything to the contrary in this Agreement, if (i) the identity of, or any act or omission by, or other situation in respect of, a director or committee member or observer, or any other person involved, either directly or indirectly, in any capacity whatsoever in the management, administration or sporting performance of the Club and/or Manchester United Women’s Football Club Limited (or any representative teams), who is appointed by or related to a Minority Holder (each such director, member, observer or other person being a “Minority Shareholder Representative”), (ii) the assets (or interests) owned or otherwise held by any such Minority Shareholder Representative (including any direct or indirect interest or involvement in any association football club (other than the Club and/or Manchester United Women’s Football Club Limited)), or (iii) any provision of this Agreement regarding the appointment of any Minority Shareholder Representative to any board or committee or observer role or other position in the management, administration or sporting performance of the Club and/or Manchester United Women’s Football Club Limited (or any representative teams); in each case, results, at a relevant time, in a breach of, or a failure to meet, the criteria contained in any Football Governing Body Rules and Regulations, or a sanction or penalty for, or an actual prejudice to, the Club and/or Manchester United Women’s Football Club Limited (or any representative teams) under any Football Governing Body Rules and Regulations (including the Club and/or Manchester United Women’s Football Club Limited (or any representative teams) not being permitted to participate in any tournament, competition or match) (a “Relevant Situation”) or, in each case in this Section 3.3(d), the Company determines (acting reasonably and in good faith) that any of (i), (ii) or (iii) does or could reasonably be expected to result in a Relevant Situation then, the Minority Holder shall (and shall procure that any other association football club to which (ii) applies (other than the Club and/or Manchester United Women’s Football Club Limited) shall) take all necessary steps to prevent or remedy the Relevant Situation.

3.4            Observers

(a)            Subject to Section 3.3(d) and Section 3.4(b):

(i)            for as long as a Shareholder is entitled to, but has not appointed, a director under Section 3.1 or designee under Section 3.2, such Shareholder shall be entitled, by notice in writing to the Company and the other Shareholder (with a copy of such notice being provided substantially contemporaneously, and for information purposes only, to the other Shareholder), to appoint and maintain (and, to remove or replace) a number of board or committee observers to the applicable Board or Committee equal to the maximum number of directors or designees that such Shareholder is entitled to appoint pursuant to Section 3.1 or Section 3.2 (as applicable) less the number of directors or designees which such Shareholder has actually so appointed; and

(ii)            for so long as such Shareholder has Company Percentage Ownership of at least fifteen percent (15%), such Shareholder shall be entitled, by notice in writing to the Company and the other Shareholder (with a copy of such notice being provided substantially contemporaneously, and for information purposes only, to the other Shareholder), to appoint and maintain (and, to remove or replace) one (1) observer to the audit committee of the Company Board.

(b)           Before an observer is appointed, they must enter into a confidentiality undertaking in favor of the Company in the form approved by, and with terms no more restrictive than the obligations of, the directors or designees of the Company from time to time, and the appointing Shareholder shall direct the observer to comply with the terms of such confidentiality undertaking.

(c)           The Company shall notify (or, if relevant, shall cause that its Subsidiary notify) any observer duly appointed in accordance with Section 3.4(a) of all meetings of the directors of the applicable Board and all meetings of the applicable Committee at the same time and in the same manner as such directors and designees (as applicable).

(d)           Except as would adversely affect the attorney-client or work product privilege between any of the Group Companies and their counsel and subject to Section 3.4(e), (i) the Company shall provide (or, if relevant, shall cause its Subsidiary to provide) any observer duly appointed in accordance with Section 3.4(a), with a copy of all information provided to the directors of the applicable Board or designees or the applicable Committee (as applicable) at the same time, in the same form and in the same manner as it is provided to them; and (ii) any such observer is entitled to attend and participate in discussions at all meetings of the directors of the applicable Board or designees or the applicable Committee (as applicable) but shall not, in their capacity as an observer, count towards the quorum or be entitled to vote.

(e)            If an observer, whether directly or indirectly, has a conflict of interest in connection with any of the matters to be discussed at a Board or Committee meeting, such shall observer declare the nature of their conflict prior to a meeting of the directors of the Board or Committee meeting. The relevant Board may reasonably determine to withhold information or materials from such observer and exclude the observer from attending any meeting or portion thereof related to such conflict of interest.

3.5            Access to Information.

(a)            Subject to Applicable Law and the agreement of due undertakings of confidentiality as the Company may reasonably require, the Company shall, for so long as a Minority Holder has Company Percentage Ownership of at least ten per cent. (10%), provide each Minority Holder (the “Accessing Shareholder”) with such information and access to the Group Companies’ books, records and accounts as the Accessing Shareholder may reasonably request from time to time. Without limiting the generality of the foregoing, the Company shall provide the Accessing Shareholder with access to and copies of the following information:

(i)              any board packs and other information provided to the directors of any Board for discussion at meetings thereof (following their delivery to the directors);

(ii)             the audited statutory accounts of the Group Companies for each accounting period (as soon as practicable following the end of the relevant statutory filing period);

(iii)            the unaudited quarterly financial statements of the Group Companies for each quarter (following their approval by the directors);

(iv)            Company Board approved operating budget and capital expenditure cashflow for players and non-players; and

(v)             any other annual operating budgets or cash flow forecasts of the Group Companies approved by the Company Board.

provided, however, that the Company shall not be obligated to provide such access or copies in respect of any Board or Committee if the Minority Holder has appointed a director or observer to any such Board or Committee.

(b)            Subject to Applicable Law, the non-Accessing Shareholder shall, at the Accessing Shareholder’s request, procure that the Group Companies shall, within reasonable time, provide to the Accessing Shareholder such information in their possession as is necessary and reasonable to enable the Accessing Shareholder and its Affiliates to comply with Tax-related Applicable Law and to file any Tax elections or returns.

(c)            Subject to Applicable Law, each Shareholder shall, at the Company’s request, within reasonable time, provide to the Company such information in its possession (or that it can obtain from its Affiliates) as is necessary and reasonable to enable the Group Companies to comply with Tax-related Applicable Law and to file any Tax elections or returns.

(d)            Nothing in this Section 3.5 shall require the Group Companies to disclose any information if such disclosure would, in the reasonable good faith judgment of the Company, (i) cause significant competitive harm to any Group Company (which will be deemed to include any disclosure to a Shareholder at a relevant time that, in the good faith judgment of the Company, would likely result in a Relevant Situation), (ii) violate Applicable Law or the provisions of any contract (including any confidentiality agreement or similar agreement or arrangement) to which any Group Company is a party, or (iii) jeopardize any attorney-client or other legal privilege, in each case, so long as that the Company provides the Accessing Shareholder written notice of any information so withheld and reasonably cooperates with the Accessing Shareholder in seeking to allow disclosure of such information in a manner that is not reasonably likely to violate Applicable Law, breach such confidentiality obligations, cause such competitive harm, breach such confidentiality obligations or jeopardize such attorney-client or other legal privilege.

3.6            Quorum and Board Meetings.

(a)            For so long as a Minority Holder has the right to appoint two (2) members of the Boards or Committee, the Shareholders agree that no meeting of such Board or Committee shall be held unless a quorum is formed comprising of at least one (1) director appointed (if any) by such Minority Holder (acting in accordance with Section 10.7(c)) (which, in the case of the Glazer Parties, shall be one of the Glazer Siblings to the extent a Glazer Sibling is appointed to such Board or Committee and otherwise, any appointee of the Glazer Parties); provided, however, that if such a quorum should not be present by reason of a director appointed by a Shareholder to such Board or Committee (which, in the case of the Glazer Parties, shall be one of the Glazer Siblings to the extent a Glazer Sibling is appointed to such Board or Committee and otherwise, any appointee of the Glazer Parties) not being present at a meeting of such Board or Committee within thirty (30) minutes from the time appointed for the meeting, then the meeting shall be adjourned to a date within ten (10) Business Days of the original meeting (on no less than twenty-four (24) hours notice). If at such reconvened meeting of such Board or Committee, such a quorum would otherwise not be present by reason of a director appointed by a Shareholder not being present within thirty (30) minutes from the time appointed for the meeting, then, if the previous meeting had needed to be reconvened due to a director appointed by the same Shareholder not forming part of the quorum, the attendance of a director appointed by such Shareholder shall not be required to form a quorum at such reconvened meeting. For the avoidance of doubt, in the event that a Minority Holder does not have the right to appoint two (2) members to a Board or Committee (or has not appointed any members of such Board or Committee), no designee of such Minority Holder shall be required for a quorum of such Board or Committee.

3.7            Reimbursement of Director Expenses. The Company or the applicable Group Company shall reimburse each director for their respective reasonable and documented out-of-pocket expenses incurred in connection with travel to or from, and attendance at, each meeting of any Board or Committee.

Article IV
RESERVED MATTERS

4.1            Requirements for Approval.

(a)            For so long as a Minority Holder has Company Percentage Ownership of at least fifteen per cent. (15%), (A) except in the case of clauses (i)-(iii), the Company shall refrain from and cause each of the other Group Companies to refrain from and (B) each of the Glazer Parties and Trawlers Parties shall, and shall procure that the respective directors appointed by them (subject to any fiduciary obligations under Applicable Law) cause the Company and each of the other Group Companies to refrain from, taking any of the actions listed below directly or indirectly (whether by merger, operation of law or otherwise), or entering into any binding agreement, arrangement or understanding, to do any of the actions listed below, without the approval of such Minority Holder (acting in accordance with Section 10.7(c)):

(i)              any amendment to the memorandum or articles of association of any Group Company, save for amendments (a) reflecting changes in Applicable Law, (b) in connection with a Full Sale, (c) following the date that is the third (3rd) anniversary of the Closing Date, facilitating the issuance of any equity security of the Company with preference over any Company Ordinary Share in respect of liquidation, sale or merger preferences, redemption or dividend rights only, and which may be subject to customary negative control rights or class voting rights, provided, in each case, that such rights do not (A) prevent or interfere in any way with (x) the Majority Holder’s compliance with its obligations or (y) the Minority Holder’s rights, in each case as set out in this Agreement, or (B) include voting powers that permit such securities to vote with the holders of Company Ordinary Shares in a manner superior to that of the Class A Ordinary Shares (“Preference Shares”) and (d) amendments which do not disproportionately prejudice a Minority Holder in their capacity as a holder of Company Ordinary Shares (whether consisting of Class A Ordinary Shares or Class B Ordinary Shares) relative to the Majority Holder or, where there is no Majority Holder, the Minority Holder(s) (including in respect of the rights of the Class A Ordinary Shares relative to the Class B Ordinary Shares);

(ii)             any resolution for the winding up of the Company;

(iii)            any filing of a petition for winding up by the Company, and any application for an administration order or for the appointment of a receiver or administrator;

(iv)            any change to the jurisdiction of incorporation of the Company that would have an adverse impact on a Minority Holder that is not immaterial;

(v)             any change to the tax residence of the Company that would have an adverse impact on a Minority Holder that is not immaterial;

(vi)            any decision to discontinue the business of the Company as a professional football club;

(vii)           any issuance of shares or securities by the Group Companies other than: (1) an issue of (x) Class A Ordinary Shares or (y) following the date that is the third (3rd) anniversary of the Closing Date, Preference Shares; provided, in each case, that such shares are issued on a pre-emptive basis pro rata as between the Shareholders (or with an equivalent catch-up right exercisable within thirty (30) calendar days of such issuance, where the Company Board, acting in good faith, considers such issuance to be required to be made on an expedited basis, it being understood that until the end of such period any shares or securities issued shall not be considered issued or outstanding for any purpose hereunder or for the issuance of any dividend or other distribution or return of capital or value); (2) a Permitted Issuance; (3) the issuance by the Company of up to $300 million of Class A Ordinary Shares within six (6) months of the Closing Date, whether through one or a series of transactions, for a subscription price of no less than $33.00 per Class A Ordinary Share; or (4) issuances pursuant to the Transaction Agreement;

(viii)          prior to the date that is the third (3rd) anniversary of the Closing Date, the payment, making or declaration of any dividend or other distribution or return of capital or value in respect of the Class B Ordinary Shares;

(ix)             the payment, making or declaration of any dividend or other distribution or return of capital or value by the Company in respect of the Company’s profits, assets or reserves, on any basis other than pro rata to the number of Company Ordinary Shares (it being understood that for so long as Section 4.1(a)(viii) is in effect, it shall not be a breach of this Section 4.1(a)(ix) to make payments in respect of the Class A Ordinary Shares only);

(x)              other than (1) the exercise of pre-emptive rights as contemplated by Section 4.1(a)(vii), (2) in connection with a Change of Control Transaction, (3) in connection with the enforcement of this Agreement, the Transaction Agreement or any other agreement contemplated hereby or thereby or (4) seeking indemnification or insurance as a director, officer or employee of the Company, entry into of any material related party transaction between the Company or any of the other Group Companies, on the one hand, and the Majority Holder (if any), on the other hand, other than on arm’s length terms (by reference to terms that could reasonably be expected for an equivalent transaction with a Third Party) and provided such details of such arm’s length terms (to the extent requested by a Minority Holder) are first disclosed in writing to a Minority Holder;

(xi)            prior to the date that is the third (3rd) anniversary of the Closing Date, excluding, for the avoidance of doubt, (a) any trading of Playing Staff or Players, (b) transactions between wholly-owned members of the Group Companies or (c) in connection with a Change of Control Transaction, any (1) sale, transfer or disposal (howsoever structured) of an operating business of the Group Companies or (2) purchase or acquisition (howsoever structured) of an operating business, in each case (x) whether by a single transaction or series of connected transactions and (y) where such sale, transfer, disposal, purchase or acquisition (as relevant) is for a gross price (in the case of any asset) or enterprise value (in the case of any business or undertaking) in excess of $250 million; provided, however, that, for the avoidance of doubt, this Section 4.1(a)(xi) shall not apply to any transaction that is subject to Section 4.1(a)(xii);

(xii)            prior to the date that is the third (3rd) anniversary of the Closing Date, except in respect of transactions solely among members of the Group Companies, any transaction that has the effect of both (x) fundamentally changing the manner in which the Company’s revenue streams operate and (y) transferring the economic benefit of, or control over, any material Company IP or material revenue streams of the Company (it being understood, for the avoidance of doubt, that this clause (xii) would not require the approval of a Minority Holder for a Full Sale or ordinary course transactions, such as license agreements, sponsorship agreements and media rights agreements entered into in the ordinary course);

(xiii)           prior to the date that is the third (3rd) anniversary of the Closing Date, any purchase or acquisition (howsoever structured) of any other professional football team by the Group Companies, whether by a single transaction or series of connected transactions;

(xiv)           any de-listing of the Company’s shares, save (1) as required by Applicable Law, (2) where such de-listing forms part of a transaction otherwise permitted or contemplated by this Agreement or (3) any Full Sale; and

(xv)           prior to the date that is the first (1st) anniversary of the Closing Date, the entry into any definitive agreement for, or the consummation of, any Full Sale.

4.2            Manner of Approval. Approval under Section 4.1 may be given in writing by either (a) a director appointed by the applicable Minority Holder or (b) where the Trawlers Party is a Minority Holder, the Trawlers Parties’ Representative and, where the Glazer Party is a Minority Holder, the Glazer Parties’ Majority.

4.3            Permitted Issuance. Any Permitted Issuance in which the Minority Holder is not given the opportunity to participate pro rata shall be disregarded for the purpose of the shareholding thresholds set out in Article III and Article IV.

Article V
TRANSFERABILITY OF CLASS B ORDINARY SHARES

5.1            Transfers by the Glazer Parties.

(a)            Each Glazer Party holding Class B Ordinary Shares from time to time agrees that they shall be permitted to Transfer any such Class B Ordinary Shares without the prior written consent of the Trawlers Parties’ Representative, only if:

(i)               upon completion of such Transfer, such Class B Ordinary Shares are automatically converted to Class A Ordinary Shares pursuant to the Amended Articles (or any amended articles of association of the Company in force as at the relevant date), provided, that no such Transfer shall be completed before the date that is one-hundred and twenty (120) days following the Closing Date, if the consummation of such Transfer would result in the Trawlers Parties acquiring or increasing control over the Club for the purposes of Part XII of FSMA;

(ii)              such Transfer forms part of a Full Sale;

(iii)             such Transfer occurs on a date that is later than the first (1st) anniversary of the Closing Date, is not to a Prohibited Person and, if Article VI applies to such Transfer, complies with Article VI;

(iv)            such Transfer is to a Trawlers Party made in accordance with the amended articles of association of the Company in force as at the relevant date (including a Transfer made to a Trawlers Party (or its designee) in accordance with the process provided for pursuant to Article VI); or

(v)             such Transfer is made to any (x) holder of Class B Ordinary Shares as of immediately prior to the date on which the Amended Articles were adopted, (y) lineal descendant of Malcolm I. Glazer, or (z) of the following with respect to the Persons set forth in clauses (x) and (y) (any such Person a “Permitted Glazer Holder”): (1) a trust for the benefit of one or more such Permitted Glazer Holder or Persons other than a Permitted Glazer Holder so long as one or more such Permitted Glazer Holders have sole dispositive power and exclusive Voting Control with respect to the Class B Ordinary Shares held by such trust; (2) an Individual Retirement Account, as defined in Section 408(a) of the United States Internal Revenue Code of 1986, as amended, or a pension, profit sharing, stock bonus or other type of plan or trust of which one or more such Permitted Glazer Holders is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the United States Internal Revenue Code of 1986, as amended; provided, however, that in each case one or more Permitted Glazer Holders have sole dispositive power and exclusive Voting Control with respect to the Company Ordinary Shares held in such account, plan or trust; or (3) a corporation, partnership, limited partnership, limited liability company or other entity in which one or more such Permitted Glazer Holders directly, or indirectly through one or more Permitted Glazer Holders, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient Voting Control in such entity, or otherwise have legally enforceable rights, such that one or more Permitted Glazer Holders retain sole dispositive power and exclusive Voting Control with respect to the Class B Ordinary Shares held by such entity (the Persons described in the foregoing clauses (1), (2) and (3), each a “Glazer Party Permitted Transferee” who upon an effective Transfer shall become Glazer Parties for all purposes under this Agreement); provided, however, that (A) such Glazer Party Permitted Transferee first executes a joinder to this Agreement agreeing to be bound by the terms and conditions applicable to a Glazer Party (and, if any such Glazer Party Permitted Transferee is a governmental entity incorporated outside the United States, at the request of the Company, an agreement (in a form and substance acceptable to the Company) whereby such Glazer Party Permitted Transferee (on behalf of itself, its subsidiaries, its process agents and its properties and revenues) irrevocably agrees (x) to waive and not assert any right of immunity arising from any Proceeding related to this Agreement to the fullest extent under Applicable Law and (y) to consent generally in respect of the enforcement of any judgment, award or decision against it or its subsidiaries in any such Proceeding and to the giving of any relief or the issue of any process in any jurisdiction in connection with such Proceeding); and (B) if such Glazer Party Permitted Transferee, for whatever reason, ceases to be a Glazer Party Permitted Transferee of the original Glazer Party then it shall, within five (5) Business Days of ceasing to be the same, transfer the Class B Ordinary Shares that the original Glazer Party Transferred to it (in reliance on this Section 5.1(a)(v)) back to the original Glazer Party or to another Glazer Party Permitted Transferee (and such Class B Ordinary Shares shall be deemed to be owned by the original Glazer Party for all purposes of this Agreement).

5.2            Transfers by Trawlers Parties.

(a)            Each Trawlers Party agrees that they shall be permitted to Transfer any Company Ordinary Shares without the prior written consent of the Glazer Parties’ Majority, only if:

(i)              the earlier of (x) the day on which the Trawlers Parties become the Majority Holder and (y) in respect of Class A Ordinary Shares, such Transfer is completed on a date that is later than the date that is the third (3rd) anniversary of the Closing Date and is not to a Prohibited Person;

(ii)              the earlier of (x) the day on which the Trawlers Parties become the Majority Holder and (y) in respect of Class B Ordinary Shares, such Transfer is completed on a date that is later than the date that is the third (3rd) anniversary of the Closing Date, is not to a Prohibited Person and, if Article VI applies to such Transfer, complies with Article VI;

(iii)             such Transfer is to a Glazer Party made in accordance with the amended articles of association of the Company in force as at the relevant date (including a Transfer made to a Glazer Party (or its designee) in accordance with the process provided for pursuant to Article VI); or

(iv)            such Transfer is made to any (A) lineal descendant or any immediate family member of the Investor or any of the Trawlers Parties (“immediate family” with respect to the Trawlers Parties shall mean any relationship by blood, current or former marriage, domestic partnership (including, for the avoidance of doubt, a cohabiting partner) or adoption, not more remote than first cousin), or (B) the Investor, any Trawlers Parties or any of the following with respect to the Persons set forth in clause (A) (any such Person a “Permitted Trawlers Holder”): (1) a trust, foundation, association, partnership or other body (whether or not it has separate legal personality or corporate identity) that is solely for the benefit of Investor and/or the immediate family of a Permitted Trawlers Holder, except that such trust, foundation, association, partnership or other body may also make charitable donations or distributions (excluding, in either case, economic or voting interest in Class B Ordinary Shares) that are consistent with a Permitted Trawlers Holder and/or the immediate family of the Permitted Trawlers Holder’s bona fide estate planning purposes; (2) an Individual Retirement Account, as defined in Section 408(a) of the United States Internal Revenue Code of 1986, as amended, or a pension, profit sharing, stock bonus or other type of plan or trust of which one or more such Permitted Trawlers Holders is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the United States Internal Revenue Code of 1986, as amended; provided, however, that in each case one or more Permitted Trawlers Holders have sole dispositive power and exclusive Voting Control with respect to the Company Ordinary Shares held in such account, plan or trust; or (3) a corporation, partnership, limited partnership, limited liability company or other entity in which one or more such Permitted Trawlers Holders directly, or indirectly through one or more Permitted Trawlers Holders, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient Voting Control in such entity, or otherwise have legally enforceable rights, such that one or more Permitted Transferees of a Trawlers Holder retain sole dispositive power and exclusive Voting Control with respect to the Company Ordinary Shares held by such entity (the Persons described in the foregoing clauses (1), (2) and (3), each a “Trawlers Permitted Transferee” who upon an effective Transfer shall become Trawlers Parties for all purposes under this Agreement); provided, however, that (A) such Trawlers Permitted Transferee first executes a joinder to this Agreement agreeing to be bound by the terms and conditions applicable to a Trawlers Party (and, if any such Trawlers Permitted Transferee is a governmental entity incorporated outside the United States, at the request of the Company, an agreement (in a form and substance acceptable to the Company) whereby such Trawlers Permitted Transferee (on behalf of itself, its subsidiaries, its process agents and its properties and revenues) irrevocably agrees (x) to waive and not assert any right of immunity arising from any Proceeding related to this Agreement to the fullest extent under Applicable Law and (y) to consent generally in respect of the enforcement of any judgment, award or decision against it or its subsidiaries in any such Proceeding and to the giving of any relief or the issue of any process in any jurisdiction in connection with such Proceeding); and (B) if such Trawlers Permitted Transferee, for whatever reason, ceases to be a Trawlers Permitted Transferee of the original Trawlers Party then it shall, within five (5) Business Days of ceasing to be the same, transfer the Company Ordinary Shares that the original Trawlers Party Transferred to it (in reliance on this Section 5.2(a)(iii)) back to the original Trawlers Party or to another Trawlers Permitted Transferee (and such Company Ordinary Shares shall be deemed to be owned by the original Trawlers Party for all purposes of this Agreement).

Article VI
RIGHT OF FIRST OFFER

6.1           Transfer Notice. Prior to a Voting Power Change, and except for Transfers made pursuant to Section 5.1(a)(i), Section 5.1(a)(ii), Section 5.1(a)(iv), Section 5.1(a)(v), Section 5.2(a)(i) and Section 5.2(a)(iv), prior to making, or agreeing to make any Transfer of Class B Ordinary Shares (or marketing such Transfer), the Shareholder (or Shareholders) seeking to make such a Transfer (the “ROFO Seller”) must provide a written notice (a “Transfer Notice”) to the ROFO Purchaser, which shall state the specified number of Class B Ordinary Shares proposed to be Transferred (the “Offered Shares”); provided, however, that the aggregate number of Offered Shares shall not be less than 3.5 million Class B Ordinary Shares. No more than three (3) Transfer Notices shall be delivered to any ROFO Purchaser during any one-hundred and eighty (180) day period.

6.2            ROFO Notice. For a period of fifteen (15) days after the receipt of the Transfer Notice (the “ROFO Period”), the ROFO Purchaser shall have the right to provide the ROFO Seller with written notice that it (a) wishes to acquire all (but not some only) of the Offered Shares at a price per share (per Class B Ordinary Share) specified by the ROFO Purchaser in such notice (the “ROFO Notice”) or (b) does not wish to acquire the Offered Shares (the “ROFO Waiver”).

6.3            ROFO Acceptance. For a period of fifteen (15) days after the receipt of a ROFO Notice (the “ROFO Acceptance Period”), the ROFO Seller shall have the right to provide the ROFO Purchaser with written notice that it (a) agrees to the terms of the ROFO Notice (the “ROFO Acceptance”) or (b) rejects the terms of the ROFO Notice (the “ROFO Rejection”).

6.4            ROFO Transaction Agreement. Within thirty (30) days of receipt of a ROFO Acceptance, the ROFO Seller and the ROFO Purchaser or its designee (which shall be a Glazer Party or Trawlers Party, as applicable) (“ROFO Designees”) shall (a) execute a definitive agreement (the “ROFO Transaction Agreement”) containing (i) customary terms for such a transaction, (ii) an obligation on the ROFO Purchaser and the ROFO Designees to close the transaction by the applicable ROFO Closing Date (and a right for the ROFO Seller to terminate if the closing does not occur by such date, subject to customary exceptions relating to defaults by the ROFO Seller) and (iii) a customary provision providing for the payment of liquidated damages in an amount equal to ten per cent. (10%) of the purchase price under the ROFO Notice if the ROFO Purchaser fails to close by the applicable ROFO Closing Date and (b) provide a customary binding equity commitment letter or debt commitment letter from a credit-worthy entity (it being understood that creditworthiness will be determined relative to the size of the acquisitions) and a limited guarantee, in each case, in a form and substance reasonably acceptable to the ROFO Seller and for an amount sufficient to pay all amounts contemplated by the proposed transaction (including any liquidated damages). The ROFO Seller, ROFO Purchaser and the ROFO Designees shall execute such additional documents as are otherwise necessary or appropriate.

6.5            ROFO Rejection. Unless the ROFO Seller provides a ROFO Acceptance (or the ROFO Seller and the ROFO Purchaser otherwise agree) and the ROFO Purchaser enters into the ROFO Transaction Agreement within thirty (30) days of receipt of the ROFO Acceptance, the ROFO Seller may, subject to the following conditions, sell the Offered Shares to a bona fide purchaser at a per share price not less than the price offered in the ROFO Notice (and if no ROFO Notice is provided, zero):

(a)            if such transaction would result in a Change of Control, such sale is of all (but not some only) of the Offered Shares in one (1) transaction to a single purchaser or a bona fide consortium, which may be a bona fide consortium of any number of investors and investment vehicles, so long as such investors or investment vehicles are acting in concert;

(b)            if such sale would not result in a Change of Control, such sale (i) is of at least ninety per cent. (90%) of the Offered Shares and (ii) if it is to be made to more than one purchaser, then the minimum number of Offered Shares in the offer to each purchaser shall be equal to or greater than (A) if the total size of the offering is equal to or greater than 6.6 million Offered Shares, 6.6 million Offered Shares or (B) if the total size of the offering is less than 6.6 million Offered Shares, 1.5 million Offered Shares (the amount to be acquired by each purchaser, a “ROFO Tranche”). Before entering into a definitive agreement in respect of such a Transfer that would not result in a Change of Control and (x) which constitutes less than ninety per cent. (90%) of the Offered Shares or (y) is made to more than one purchaser (a “ROFO Rejection Transfer”), the ROFO Seller shall first provide the material economic terms of such ROFO Rejection Transfer in respect of each ROFO Tranche (a “Last Look Notice”) to the ROFO Purchaser. For a period of ten (10) Business Days after the receipt of the Last Look Notice (the “Last Look Period”), the ROFO Purchaser shall have the right to provide the ROFO Seller with written notice that it wishes to acquire all (but not some only) of any ROFO Tranche at a price per share (per Class B Ordinary Share) specified in the Last Look Notice (a “Last Look Acceptance”). If the ROFO Purchaser provides a Last Look Acceptance, then Section 6.4 shall apply with respect to the transaction contemplated by the Last Look Acceptance mutatis mutandis. If a Last Look Acceptance in respect of any ROFO Tranche is not provided within the Last Look Period, the ROFO Seller may enter into the ROFO Rejection Transfer in respect of any such ROFO Tranche; and

(c)            in all cases, definitive documentation in respect of any such sale shall be entered into on a date (the “Contract Date”) within one-hundred and eighty (180) days after the latest to occur of (i) the receipt of the ROFO Waiver, (ii) the expiration of the ROFO Period (or Last Look Period, if applicable) without a ROFO Notice (or Last Look Acceptance, if applicable) being provided and (iii) the termination of the ROFO Acceptance Period (or Last Look Period, if applicable) (such period, the “Contract Period”).

If such sale is not consummated within one-hundred and twenty (120) days (plus such number of additional days (if any) necessary to obtain any consents or approvals or allow the expiration or termination of all waiting periods under Applicable Law (including any Football Governing Body Rules and Regulations)) after the Contract Date for any reason, then the restrictions provided for herein shall again become effective in respect of the Offered Shares, and no Transfer of such Offered Shares may be made thereafter by the ROFO Seller without again offering the same to the ROFO Purchasers in accordance with this Article VI.

6.6            Furthermore, (i) the Trawlers Parties shall not be required to provide a Transfer Notice or otherwise comply with this Article VI from and after the date on which the Glazer Parties first no longer hold more than fifty per cent. (50%) of the Voting Power of the Company, in the aggregate and (ii) the Glazer Parties shall not be required to provide a Transfer Notice or otherwise comply with this Article VI from and after the date on which the Trawlers Parties first no longer has Company Percentage Ownership of at least fifteen per cent. (15%), in the aggregate.

Article VII
DRAG ALONG AND TAG ALONG

7.1            Drag Along.

(a)            For so long as the Glazer Parties are the Majority Holder, following the date that is eighteen (18) months after the Closing Date and in connection with any Full Sale that complies with Section 7.1(b), the Company Board may require the Trawlers Party to sell all of their Company Ordinary Shares and take such other actions as are reasonably necessary to effect the Full Sale, including (i) waiving any appraisal or dissenters' rights, (ii) voting its Company Ordinary Shares to (x) approve such Full Sale or (y) adopt the definitive agreement with respect to such Full Sale and (iii) tendering its shares into a tender offer in respect of such Full Sale (a “Dragged Trawlers” and such transaction, a “Drag Sale”).

(b)            The Company Board shall be permitted to require the Dragged Trawlers to take the actions contemplated by Section 7.1(a), only if: (i) the Glazer Parties representing the Glazer Parties Majority have committed to or agreed to vote or tender their respective Company Ordinary Shares in favor of the Full Sale (evidence of such agreement to be provided to the Dragged Trawlers in writing promptly following execution thereof and it being understood that such an agreement may include a “fallaway” if the Company Board changes its recommendation in respect of such a transaction); (ii) the Company Board votes in favor of the Full Sale and does not effect a change of recommendation with respect to such Full Sale prior to the applicable shareholder meeting convened to approve, or (if applicable) the closing of the tender offer for, such Full Sale; (iii) the Glazer Parties have provided written notice of such proposed Full Sale to the Trawlers Parties, which notice shall include all of the material terms and conditions of such proposed Full Sale, to require the Trawlers Parties to take the actions contemplated by Section 7.1(a) (as applicable); (iv) in connection with such Full Sale the Trawlers Parties receive (directly from the purchaser in such Full Sale or otherwise) (1) consideration solely comprised of cash (without any holdback, escrow or other deduction) and (2) no less than the highest amount of consideration (on a per security basis, looked at per class of security) that is being paid to the holder of such class of security (taking into account any payments made directly or indirectly to any party in connection with such Full Sale); provided, if a definitive agreement is entered into with respect to such Full Sale (or such Full Sale is otherwise consummated) prior to the third (3rd) anniversary of the Closing Date, then without limitation to the foregoing requirement, such consideration received by the Trawlers Parties (directly from the purchaser in such Full Sale or otherwise) will (X) be no less than $33.00 per Company Ordinary Share and (Y) consist solely of cash (unless the Trawlers Parties otherwise elect to receive the transaction consideration prior to the entry into the definitive agreement for such Drag Sale by the Company); and (v) such Full Sale complies with this Agreement; provided, further, that the obligations of the Trawlers Parties in connection with the Drag Sale shall be no more onerous than the obligations of the Glazer Parties (the “Drag Terms of Purchase”). Notwithstanding the foregoing, it is understood and agreed that in any such Drag Sale (or in any series of transactions related to such Drag Sale) the Glazer Parties may be given the opportunity to rollover, and may accept and effect a rollover of, a portion of their Company Ordinary Shares representing not more than fifty percent (50%) of the Company Ordinary Shares held by the Glazer Parties immediately prior to such Drag Sale, which rollover opportunity need not be offered to any of the Trawlers Parties.

(c)            Each of the Dragged Trawlers shall cooperate in, and shall take all actions that the Company, acting reasonably, deems necessary to consummate the Drag Sale, including, (i) voting their respective Company Ordinary Shares in favor of the Drag Sale, (ii) voting their respective Company Ordinary Shares in opposition to any and all other proposals that could oppose, prevent, delay, or impair the Company’s ability to close the Drag Sale, (iii) subjecting any such Company Ordinary Shares to any arrangement or agreement with respect to voting any such Company Ordinary Shares in respect of such Drag Sale, and (iv) subject to the Drag Terms of Purchase, entering into an agreement(s) with the Company and/or the proposed transferee in connection with the Drag Sale as may be reasonably requested by the Company. Without limiting the generality of the foregoing, each Dragged Trawlers hereby waives any dissenter’s rights, appraisal rights or similar rights in connection with such transaction contemplated by this Section 7.1 and agrees to execute any agreement evidencing the same in connection with a Drag Sale.

(d)            Notwithstanding anything to the contrary in this Agreement, any Full Sale that is consummated (or a definitive agreement in respect of such Full Sale is entered into) prior to the date that is the third (3rd) anniversary of the Closing Date (i) shall provide for the Trawlers Parties to receive consideration (directly or indirectly) of no less than $33.00 in cash per Company Ordinary Share and (ii) may result in the Glazer Parties rolling over a portion of their Company Ordinary Shares representing not more than fifty percent (50%) of the Company Ordinary Shares held by the Glazer Parties immediately prior to such Full Sale in connection with such Full Sale (or in any of series of transactions related to such Full Sale).

(e)            Notwithstanding anything to the contrary in this Agreement, without the prior written consent of the Trawlers Parties, the Glazer Parties shall not (and shall cause their respective Representatives not to) directly or indirectly, initiate, solicit, encourage, facilitate, participate in, enter into, approve, consummate or otherwise support any Full Sale prior to the date that is twelve (12) months after the Closing Date, and any attempt to effect a Full Sale in violation of this Section 7.1(e) shall be null and void ab initio.

7.2            Tag Along.

(a)            If the Glazer Parties or the Company receives a bona fide offer (a “Tag Offer”) from any Person (other than any Trawlers Party or any of their Affiliates) that would result in a Change of Control, then, prior to completing such Transfer, the Glazer Parties shall first deliver a written notice (a “Tag Along Notice”) of such proposed sale to the Trawlers Parties on or prior to the date that is five (5) Business days following the execution of the definitive agreements relating to such transaction, setting forth: (1) (A) the total number of Company Ordinary Shares proposed to be transferred by the Glazer Parties pursuant to such transactions, (B) the consideration being offered for such Company Ordinary Shares (on a per security basis, looked at per class of security) and (C) the other terms and conditions of such Transfers; and (2) a unilateral offer to each of the Trawlers Parties to elect (each such Person, a “Tagging Seller”) to include in such sale all of the Company Ordinary Shares held by a Tagging Seller (the “Tagging Seller’s Company Ordinary Shares”) (A) at the highest amount of consideration (on a per security basis, looked at per class of security) that is being paid to the holder of such class of security and (B) on terms that are collectively no worse than those to be offered to the Glazer Parties (the “Tag Terms of Purchase”, and together with the Drag Terms of Purchase, the “Terms of Purchase”). Any material change to the terms and conditions of any proposed sale shall require another Tag Along Notice.

(b)            Upon delivery of a Tag Along Notice, each Tagging Seller may elect to sell all of the Tagging Seller’s Company Ordinary Shares in such sale in accordance with the Tag Terms of Purchase by delivering a written notice (a “Tag Along Participation Notice”) to the Glazer Parties’ Majority within fifteen (15) Business Days of the date of delivery of such Tag Along Notice, indicating the number of Tagging Seller’s Company Ordinary Shares held by such Tagging Seller. Each Tagging Seller shall be deemed to have waived its right to participate in such sale if it fails to provide a Tag Along Participation Notice within the prescribed time period. Upon delivery of a Tag Along Participation Notice, the Tagging Sellers that have delivered such Tag Along Participation Notice shall be entitled and obligated to sell to such proposed acquiror on the Tag Terms of Purchase, concurrently with the relevant Glazer Parties (or members of the Glazer Parties), the number of Tagging Seller’s Company Ordinary Shares set forth in the Tag Along Participation Notice so long as such sale occurs within ninety (90) days (plus such number of additional days (if any) necessary to obtain any consents or approvals or allow the expiration or termination of all waiting periods under Applicable Law (including any Football Governing Body Rules and Regulations)). If such sale is not consummated within such period, then the Tagging Seller shall not be so obligated.

7.3            Reasonable Assistance.

(a)            To the extent that the Company exercises the drag along right under Section 7.1, or any Trawlers Party exercises its tag along right under Section 7.2, then, upon the completion of the applicable transaction:

(i)               the Trawlers Parties shall, if applicable, deliver a certificate or certificates representing the relevant Company Ordinary Shares (or a duly executed indemnity in lieu thereof), together with such transfer instruments and any other documents as are reasonably necessary in order to effect the transfer of such Company Ordinary Shares to the applicable acquirer; and

(ii)              the applicable acquirer shall pay to the applicable Trawlers Party (and/or its relevant Affiliates) the purchase price determined in accordance with the Terms of Purchase to the bank account which the Trawlers Parties’ Representative hereby undertake to notify to the Glazer Parties’ Majority for such purpose.

(b)            Notwithstanding anything to the contrary herein, no Trawlers Party shall be required to (i) enter into any agreements regarding non-competition, exclusivity, non-solicit, no hire or other restrictive covenants or (ii) undertake any indemnification obligations and liabilities (including through escrow or hold back arrangements) for breaches of representations and warranties regarding its equity interests (except for in respect of breaches of fundamental representations and warranties up to, and not exceeding, the consideration payable to the Trawlers Party in such transaction), in each case, in connection with the drag along right under Section 7.1 or the tag along right under Section 7.2.

Article VIII
CONFLICT WITH ARTICLES OF ASSOCIATION AND EXERCISE OF RIGHTS

8.1            In the event of any ambiguity or discrepancy between the provisions of this Agreement and the Organizational Documents of the Company from time to time, the provisions of this Agreement shall prevail as between the Glazer Parties and the Trawlers Parties, but not so as to amend the Organizational Documents, for so long as the provisions of this Agreement remain in force. Each of the Glazer Parties and Trawlers Parties shall, and shall procure that the respective directors appointed by them shall (subject to any fiduciary obligations under Applicable Law), exercise all voting and other rights and powers available to them so as to give effect to the provisions of this Agreement and, if required by either the Glazer Parties or Trawlers Parties, each Shareholder shall procure that the Organizational Documents are amended so as to accord with and given effect to the provisions of this Agreement.

8.2            Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor any Shareholders will have any liability in connection with a breach of Section 2.1 of this Agreement (including under tort law or otherwise).

Article IX
MINORITY PROTECTIONS FOLLOWING A CHANGE OF CONTROL

In the event any Person other than a Shareholder would acquire, directly or indirectly, more than fifty per cent. (50%) of the Voting Power of the Company (a “Voting Power Change”) and following such acquisition, one or more Shareholders would continue to have rights under this Agreement, such Person shall, prior to the effectiveness of such acquisition, enter into an agreement with the applicable Shareholder and the Company that provides for all such rights, protections and benefits to apply following such acquisition (other than the rights and protections set forth in Article VI which shall automatically terminate and be of no further force or effect upon a Voting Power Change). The Minority Holder(s) shall coordinate with such Person to effect the intent of this Article IX.

Article X
MISCELLANEOUS

10.1          Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by nationally recognized overnight delivery service, or (d) when delivered by email (provided, however, that the sender does not receive any “bounce back” or other notification of error in transmission), addressed as follows:

If to any Trawlers Party, to:

#####

#####

#####

#####

Attention: Legal

Email: #####

with a copy to (which shall not constitute notice):

Slaughter and May

1 Bunhill Row

London EC1Y 8YY

United Kingdom

Attention: Hywel Davies and Andrew Jolly

Email: ##### and #####

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention: Krishna Veeraraghavan and Benjamin Goodchild

Email: ##### and #####

if to the Company, to:

MANCHESTER UNITED plc

Sir Matt Busby Way, Old Trafford Manchester, England, M16 0RA

Attention: Patrick Stewart

Email: #####

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Justin G. Hamill, Robert M. Katz and Ian Nussbaum

Email: #####, ##### and #####

and

Woods Oviatt Gilman LLP

1900 Bausch and Lomb PI, Rochseter, NY 14604

Attention: Mitchell S. Nusbaum

Email: #####

if to a Glazer Party, to the address set out opposite their name in Schedule A or to such other address, or email address for a party as shall be specified in a notice given in accordance with this Section 10.1; provided, however, that any notice received by email or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 10.1 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 10.1.

10.2         Specific Performance. Save for in respect of Section 2.1, the Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement other than those set out in Section 2.1, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in Applicable Law, equity or otherwise, including monetary damages) to (i) an injunction, temporary restraining order, or other order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.2, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The Parties acknowledge and agree that the right of specific performance contemplated by this Section 10.2 is an integral part of the Agreement, and without that right, none of the Parties would have entered into this Agreement.

10.3         Interpretation and Rules of Construction. Section 1.02 of the Transaction Agreement shall apply to, and govern, this Agreement, mutatis mutandis.

10.4         Confidentiality. Section 7.04 of the Transaction Agreement shall apply to, and govern, this Agreement, mutatis mutandis, and this Section 10.4, together with the Confidentiality Agreement, shall survive any termination of this Agreement.

10.5         Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the transactions contemplated by this Agreement are consummated as originally contemplated to the fullest extent possible.

10.6         Result of Non-Permitted Transfers. Any Transfer in violation of this Agreement shall be null and void ab initio.

10.7         Representatives.

(a)            Each Glazer Party agrees that: (i) any consents or approvals required from or to be given by any Glazer Party under or pursuant to this Agreement may be given by Glazer Parties’ Majority; and (ii) each of the other Parties shall be entitled conclusively and absolutely to rely, without enquiry, on any acts or statements of Glazer Parties’ Majority made or purported to be made on behalf of all or any of the other Glazer Parties under this Agreement as being acts or statements of such Glazer Parties.

(b)            Each Trawlers Party agrees that: (i) any consents or approvals required from or to be given by any Trawlers Party under or pursuant to this Agreement (other than the delivery of a Tag Along Participation Notice) may be given by Trawlers Parties’ Representative; and (ii) each of the other Parties shall be entitled conclusively and absolutely to rely, without enquiry, on any acts or statements of Trawlers Parties’ Representative made or purported to be made on behalf of all or any of the other Trawlers Parties under this Agreement as being acts or statements of Trawlers Parties.

(c)            Any action to be taken by the Majority Holder or a Minority Holder may only be exercised through the Glazer Parties’ Majority or the Trawlers Parties’ Representative (as applicable).

10.8         Termination. Subject to anything contained in this Agreement to the contrary, this Agreement shall automatically terminate (i) with respect to the Trawlers Parties, if the Trawlers Parties no longer hold any shares in the Company (ii) with respect to the Glazer Parties, if the Glazer Parties no longer hold any shares in the Company, and (iii) with respect to all Parties, upon the termination of the Transaction Agreement in accordance with its terms prior to the Closing. Notwithstanding the foregoing, Article X shall survive the termination of this Agreement for any reason and shall continue to bind the Parties and their respective successors and assigns. It is understood and agreed that no provision of this Agreement or right or obligation contained herein shall be effective or enforceable prior to the consummation of the Closing pursuant to the Transaction Agreement.

10.9          Entire Agreement. This Agreement, the Transaction Agreement and each of the documents, instruments and agreements delivered in connection herewith and therewith, including each of the exhibits, constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

10.10        Binding Effect; Benefit; Assignment.

(a)            This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(b)            Unless expressly specified herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by operation of law or otherwise without the prior written consent of the other parties. Any purported assignment in violation of this Section 10.10(b) shall be null and void ab initio.

10.11        Governing Law. This Agreement (and all claims, disputes, controversies and causes of action or other Proceedings (whether at Law, in contract, in tort or otherwise) arising out of this Agreement or the actions of Purchaser, Sellers, or the Company in the negotiation, administration, performance and enforcement thereof (“Relevant Matters”)) shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to Laws that may be applicable under conflicts of laws principles that would cause the application of the Laws of any jurisdiction other than the Laws of the State of New York; provided, however, for the avoidance of doubt, that matters pertaining to the fiduciary duties of the Company, its directors and officers shall be governed by the Laws of the Cayman Islands. TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES AGREE THAT SERVICE OF PROCESS UPON A PARTY AT THE ADDRESS REFERRED TO IN SECTION 10.1 (INCLUDING BY PREPAID CERTIFIED MAIL WITH A VALIDATED PROOF OF MAILING RECEIPT), TOGETHER WITH WRITTEN NOTICE OF SUCH SERVICE TO SUCH PARTY, SHALL BE DEEMED EFFECTIVE SERVICE OF PROCESS UPON SUCH PARTY AND SHALL HAVE THE SAME LEGAL FORCE AND EFFECT AS IF SERVED UPON SUCH PARTY PERSONALLY WITHIN THE STATE OF DELAWARE.

10.12        Jurisdiction; Arbitration.

(a)            Any Relevant Matters (except for internal affairs of the Company) shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce then in effect (the “ICC” and such rules, the “Rules”). The place of arbitration shall be New York City, New York. The language of the arbitration shall be English. The arbitral tribunal shall be composed of three arbitrators. One arbitrator shall be nominated by the claimant(s) in the Request for Arbitration. The second arbitrator shall be nominated by the respondent(s) within twenty (20) days of its receipt of the Request for Arbitration. The third arbitrator, who shall be the presiding arbitrator, shall be nominated by agreement of the two other arbitrators within ten (10) days from the date of the appointment of the second arbitrator. Each arbitrator must have at least ten (10) years’ experience in complex commercial matters, including mergers and acquisitions. If any arbitrator is not nominated within these time periods, or the two party-nominated arbitrators are unable to agree on a presiding arbitrator, the ICC Court shall appoint such arbitrator as soon as possible. The parties hereto agree that the preliminary conference shall take place no later than ten (10) days after the constitution of the arbitral tribunal. The parties hereto agree that any service or written communication (including, the answer, any reply or exchange of information) shall be made in a manner provided by Section 10.1 of this Agreement, or as otherwise agreed to by the parties in writing, or as directed by the arbitral tribunal in its discretion. The tribunal may seek to compel the production of evidence from non-parties to the fullest extent permitted by applicable Law. The arbitration hearing shall be limited to one (1) week, if the tribunal deems such limitation appropriate, and provided, that the tribunal, where it considers it appropriate in order to provide any party with a full and fair opportunity to be heard, may require a hearing be held over the course of more than one week, and shall be conducted as soon as reasonably practicable after the constitution of the tribunal, as determined by the tribunal in its discretion. The tribunal shall issue its final award as promptly as practicable taking into account the nature of the claims and any other facts or circumstances the tribunal deems relevant, but in no event later than ninety (90) calendar days after the close of the final evidentiary hearing. The parties agree that the tribunal may extend any deadline set forth in this Section 10.12 if, in its discretion, more time is needed in light of the nature of the claims and the relevant facts and circumstances. The tribunal is authorized to award monetary damages and to grant specific performance of this Agreement and other injunctive relief (which for the avoidance of doubt, shall include specific performance), including interim relief pending the final award; provided, the tribunal shall have no authority to award punitive or other types of non-contractual damages.

(b)           The award of the arbitral tribunal shall be final and binding upon the parties and non-appealable, and judgment upon any award may be entered in any court that has jurisdiction thereof. Notwithstanding anything to the contrary set forth herein, any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, exclusively for purposes of the enforcement of such award.

(c)            Nothing in this Section 10.12 shall prevent a party from seeking any provisional, interim or conservatory measures (including preliminary injunctive relief) from any court of competent jurisdiction at any time if any such party believes in good faith that it will suffer irreparable injury before the tribunal has been appointed or before the tribunal has had time to render a final award or the necessary injunctive relief. The parties agree that any such application may be made in the Court of Chancery of the State of Delaware, and agree to waive any objection to jurisdiction or venue in Delaware. Any such request by a party to a court for injunctive relief, provisional, interim or conservatory measures (including preliminary injunctive relief) shall not be deemed incompatible with the agreement to arbitrate in this Section 10.12, or a waiver of the right to arbitrate. In respect of any such interim relief, service of process, summons, notice or document to any party’s address and in the manner set forth in Section 10.1 shall be effective service of process for any such action, and for purposes of this Section 10.12(c) Purchaser hereby agrees to appoint Paul, Weiss, Rifkind, Wharton & Garrison LLP as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any claim or Proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over Purchaser in the State of Delaware and in the courts of Delaware. Purchaser stipulates that such consent and appointment is irrevocable and coupled with an interest. To the extent that any Seller does not have a registered agent in the State of Delaware at any time, such Seller hereby agrees to appoint CT Corporation System as its agent for the acceptance of service of process, and all Sellers hereby appoint CT Corporation System as their attorneys-in-fact for making appearances on their behalf in any claim or Proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over Sellers in the State of Delaware and in the courts of Delaware. Sellers stipulate that such consent and appointment is irrevocable and coupled with an interest. The parties agree (1) to the extent a party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (2) that, to the fullest extent permitted by Applicable Law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to items (1) or (2) above shall, to the fullest extent permitted by Applicable Law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

10.13        Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR ANY OTHER RELEVANT MATTER. EACH PARTY UNDERSTANDS THAT ANY AND ALL DISPUTES WILL BE RESOLVED BY BINDING ARBITRATION PURSUANT TO THIS SECTION 10.08. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

10.14        Amendments and Waivers.

(a)            Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the Trawlers Parties’ Representative, the Glazer Parties’ Majority and the Company or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)            No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

10.15        Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in PDF format shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

10.16        Expenses. Except as provided in this Agreement or the Transaction Agreement, all expenses incurred in connection with this Agreement shall be paid by the Party incurring such expenses.

10.17        Further Assurances. Each Party agrees, upon the reasonable request of the other Party, to execute and deliver, or cause to be executed and delivered, such further documents and instruments and take, or cause to be taken, such further actions as are necessary or reasonably requested to assure and confirm its obligations under this Agreement.

10.18        Capacity as Shareholder. Each Shareholder signs this Agreement solely in their capacity as a shareholder of the Company, and not in the capacity as a director, officer or employee of any Group Company or in the Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the reasonable exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

10.19        Mutual Non-Disparagement.

(a)            The Trawlers Parties agree that, from the date of this Agreement until the termination of this Agreement in accordance with Section 10.8 (such period, the “Cooperation Period”), neither the Trawlers Parties nor any of their respective controlled Affiliates or Representatives shall in any manner, directly or indirectly, make, or cause to be made any public statement or announcement that relates to or constitutes an ad hominem attack on, criticizes, or otherwise disparages, the Sellers, the Company or their respective Affiliates; provided, however, that the Trawlers Parties and their respective controlled Affiliates or Representatives shall be permitted to make statements and/or speak privately with the Company Board and senior members of the Company’s management; provided, further, that such private discussions would not reasonably be expected to require public disclosure pursuant to Applicable Law and do not otherwise violate any other provision of this Agreement.

(b)            The Glazer Parties agree that during the Cooperation Period, neither the Glazer Parties nor any of their respective controlled Affiliates or Representatives shall in any manner, directly or indirectly, make, or cause to be made any public statement or announcement that relates to or constitutes an ad hominem attack on, criticizes, or otherwise disparages, the Trawlers Parties or their respective Affiliates, or any of their subsidiaries or any of their or such subsidiaries’ officers, directors, or employees or any person who has served as an officer, director or employee of the Trawlers Parties or their respective Affiliates; provided, however, that the Glazer Parties and their respective controlled Affiliates or Representatives shall be permitted to make statements and/or speak privately with the Company Board and senior members of the Company’s management; provided, further, that such private discussions would not reasonably be expected to require public disclosure pursuant to Applicable Law and do not otherwise violate any other provision of this Agreement.

10.20        No Agreement Until Executed. This Agreement shall not be effective unless and until this Agreement is executed by all Parties.

[Signature Pages Follow]

The Parties are executing this Agreement on the date set forth in the introductory clause.

TRAWLERS LIMITED

By:	/s/ Tristan Head
	Name:	Tristan Head
	Title:	Officer

[Signature Page to Governance Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Manchester United plc

By:	/s/ Patrick Stewart
	Name:	Patrick Stewart
	Title:	Chief Executive Officer and General Counsel

[Signature Page to Governance Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Kevin Glazer Irrevocable Exempt Family Trust

By:	/s/ Kevin E. Glazer
	Name:	Kevin E. Glazer
	Title:	Trustee

[Signature Page to Governance Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

KEGT Holdings LLC

By: Kevin Glazer Irrevocable Exempt Family Trust, its sole member

By:	/s/ Kevin E. Glazer
	Name:	Kevin E. Glazer
	Title:	Trustee

[Signature Page to Governance Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Edward S. Glazer Irrevocable Exempt Trust

By:	/s/ Edward S. Glazer
	Name:	Edward S. Glazer
	Title:	Trustee

[Signature Page to Governance Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Joel M. Glazer Irrevocable Exempt Trust

By:	/s/ Joel M. Glazer
	Name:	Joel M. Glazer
	Title:	Trustee

[Signature Page to Governance Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

RECO Holdings LLC

By: Joel M. Glazer Irrevocable Exempt Trust, G its sole member

By:	/s/ Joel M. Glazer
	Name:	Joel M. Glazer
	Title:	Trustee

[Signature Page to Governance Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Bryan G. Glazer Irrevocable Exempt Trust

By:	/s/ Bryan G. Glazer
	Name:	Bryan G. Glazer
	Title:	Trustee

[Signature Page to Governance Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

SCG Global Investment Holdings LLC

By: Bryan G. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Bryan G. Glazer
	Name:	Bryan G. Glazer
	Title:	Trustee

[Signature Page to Governance Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Darcie S. Glazer Irrevocable Exempt Trust

By:	/s/ Darcie S. Glazer Kassewitz
	Name:	Darcie S. Glazer Kassewitz
	Title:	Trustee

[Signature Page to Governance Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Hamilton TFC LLC

By: Avram Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Avram Glazer
	Name:	Avram Glazer
	Title:	Trustee

[Signature Page to Governance Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Avram Glazer Irrevocable Exempt Trust

By:	/s/ Avram Glazer
	Name:	Avram Glazer
	Title:	Trustee

[Signature Page to Governance Agreement]

Schedule A

Initial Glazer Parties

Initial Glazer Party	Address
Joel M. Glazer Irrevocable Exempt Trust	#####
RECO Holdings LLC	#####
Darcie S. Glazer Irrevocable Exempt Trust	#####
Bryan G. Glazer Irrevocable Exempt Trust	#####
SCG Global Investment Holdings LLC	#####
Avram Glazer Irrevocable Exempt Trust	#####
Hamilton TFC LLC	#####
Edward S. Glazer Irrevocable Exempt Trust	#####
Kevin Glazer Irrevocable Exempt Family Trust	#####
KEGT Holdings LLC	#####